SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Announcement  | Lisbon  | 23 September 2013

Inauguration of PT’s Data Centre in Covilhã

Portugal Telecom SGPS, S.A. (“PT”) announces today the inauguration of its Data Centre in Covilhã.

PT’s Data Centre is one of the largest, most efficient, and most ecological data centres in the world. PT’s Data Centre, which occupies a total area of 75,500 sqm, is modular, composed of four blocks, and has capacity of up to 12,000 sqm of white space. The first block, which is being inaugurated today, has six rooms with 520 sqm and a PUE (power usage effectiveness) of 1.25. PT has requested LEED certification - Platinum for the support services building and Gold for the Data Centre block. This solid PUE, compared to an average industry PUE of 1.88, will enable greater sustainability and higher competitiveness. The Data Centre’s unique environmental framework allows the use of free cooling during 99% of the year. The usage of high security technology and infrastructure, which is designed to ensure an annual availability of 99.98%, granted a Tier III certification by the Uptime Institute. This investment will create 1,400 direct and indirect jobs and represents a Euro 90 million investment, including the first and second phases. With today’s inauguration, PT’s Data Centre network capacity, comprised of eight data centres, will increase from 14,000 to 26,000 sqm of white space, from 6,000 to 56,000 servers, and from 3 to 33 Pbytes of storage.

PT’s Data Centre in Covilhã is a landmark investment, which to a great extent fulfils PT’s technological transformation cycle, which began in 2008 with the nationwide launch of MEO, PT’s successful pay-TV offer. PT believes that network is not a commodity and its structural competitive advantage is underpinned by its investments in technology, including: (1) a fibre transmission network that supports 100Gbps; (2) an FTTH (fibre to the home) access network with a coverage of 1.6 million households (which was distinguished with the award for best FTTH deployment and operation in 2012 by the FTTH Council Europe), and that already has a 23% penetration in homes passed and 28% in the pay-TV customer base; (3) a 4G-LTE network with a coverage of more than 90% of the Portuguese population, and (4) fibre mobile backhauling reaching 92% of base stations. The investment in technology and innovation has allowed PT to transform its offering with the launch of pay-TV and triple-play services. As a result, MEO achieved the leadership in triple-play only four years after its launch, with a 47% market share and a 40.4% market share in the pay-TV market. PT’s transformation also included a focus on mobile data and content everywhere. Leveraging its technology leadership, PT has launched the first truly converged quadruple-play offer, M4O, which is gaining momentum, having reached one million RGUs (revenue generating units) in August 2013, of which 40% are new RGUs to PT. As a result, PT transformed its business model to increase the relevance of value-added services as well as the predictability of the business. Over 50% of PT’s revenues in Portugal are now non-voice and the company is driving major transformation in the B2C and B2B segments of the market, from pay-TV and convergence to virtualisation and outsourcing.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

PT’s cloud offering is available across all customer segments: (1) B2C, through the launch of MEO Cloud, a cloud storage and file sync offer available for users all over the world with 16GB of free storage, and (2) B2B, through a comprehensive set of cloud solutions that include Software as a service (SaaS), Collaboration as a service (CaaS), Platform as a service (PaaS), and Infrastructure as a service (IaaS). This new Data Centre will allow PT to expand its global positioning in the cloud and data centre services market, leveraging the group’s international footprint in four continents and its ecosystem of leading edge partners to also capture business in other geographies.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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